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Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

October 11, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alberto H. Zapata

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811-22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Zapata:

On behalf of the Registrant, in connection with the prior correspondence filed on September 29, 2023 (the “Prior Comments”) in response to comments received by telephone on September 18, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 56 under the Securities Act of 1933, as amended, and Amendment No. 59 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on August 2, 2023, accession no. 0001193125-23-201190 (the “Registration Statement”) relating to the registration of John Hancock Fundamental All Cap Core ETF (the “Fund”), a new series of the Registrant, I submit this supplemental letter to further address Comment 11 and 19 of the Prior Comments.

For the convenience of the Staff, we have incorporated the text of Comment 11 and 19 into this letter. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

11.

Comment – Under “Fund summary — Principal risks — Liquidity risk,” the Staff notes that the disclosure discusses closing derivatives positions but there is not a discussion on derivatives trading under “Fund summary — Principal investment strategies.” Please confirm if derivatives will be part of the principal investment strategies or remove the discussion from “Fund summary — Principal risks — Liquidity risk.”

October 11, 2023 Page 2

Response – Upon further review, the Registrant has deleted “Liquidity risk” under “Fund summary — Principal risks” and “Fund details — Principal risks.”

19.

Comment – Under “Appendix—Related performance information of the subadvisor,” please disclose that portfolios in the composite are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code, which if applicable, may adversely affect performance results.

Response – Upon further review, the Registrant confirmed that the Composite also includes institutional accounts. Accordingly, the Registrant has revised disclosure in “Appendix—Related performance information of the subadvisor” as follows:

The accounts in the Composite are not subject to the permissible investments limitations pursuant to an exemptive order from the SEC or the creations and redemption process of an ETF, which, if they had applied, might have affected the accounts’ performance results. In addition, certain of the accounts in the Composite are not subject to the investment limitations, diversification requirements and other restrictions of the Investment Company Act of 1940 and the Internal Revenue Code, which, if they had applied, might have affected the accounts’ performance results. The inception date of the Composite is January 1, 2011.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7116.

Sincerely,

/s/ Kaitlin McGrath

Kaitlin McGrath

cc: Mara C. S. Moldwin

Kinga Kapuscinski

Christopher P. Harvey

Allison M. Fumai

Cynthia Yi